

December 26, 2013

Via E-mail
Robert I. Goldstein
Chief Executive Officer
US Nuclear Corp.
7051 Eton Avenue
Canoga Park, CA 91303

> **Re: US Nuclear Corp.**
> **Amendment No. 2 to Form 8-K**
> **Filed December 19, 2013**
> **File No. 000-54617**

Dear Mr. Goldstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 from our letter dated December 11, 2013. Please revise your disclosure to include the material terms of Mr. Chiang's consulting agreement in the filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

2. Please include a discussion of results of operations for the nine months ended September 30, 2013.

Robert I. Goldstein
US Nuclear Corp.
December 26, 2013
Page 2

Note 8 – Income Taxes, page 12

3. We note your response to our prior comment 13 from our letter dated December 11, 2013. In addition to disclosing the expiration dates of your tax credit carry forwards, please also disclose the amount of your tax credit carry forward.

4. We note your response to our prior comment 14 from our letter dated December 11, 2013 and the new disclosure regarding current and deferred taxes. Given that you had significant adjustments to operating loss carry forwards and adjustment to valuation allowances, please disclose all significant components of income tax expense per ASC 740-10-50-9 (e) and (h).

You may contact Christine Adams, Senior Staff Accountant, at 202-551-3363, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Law Clerk, at (202) 551-3208, or Paul Fischer, Staff Attorney, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director